    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1998
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

                      (Pursuant to Section 13(c)(1) of the
                        Securities Exchange Act of 1934)

                               (Amendment No. 1)

                            Sierra Prime Income Fund
                                (Name of Issuer)

                            Sierra Prime Income Fund
                      (Name of Person(s) Filing Statement)

         Class A Common Shares of Beneficial Interest with no par value
                         (Title of Class of Securities)

                                   826461-105
                     (CUSIP Number of Class of Securities)

                      Keith B. Pipes
                      President & Chief Executive Officer
                      Sierra Prime Income Fund
                      9301 Corbin Avenue, Suite 333
                      Northridge, CA 91324
                      (818) 725-0200

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                   Copies to:


                      Richard W. Grant, Esq.
                      Jeffrey P. Burns, Esq.
                      Morgan, Lewis & Bockius LLP
                      2000 One Logan Square
                      Philadelphia, PA 19103
                      215-963-5000

                               December 10, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

        This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of the Sierra Prime Income Fund (the "Fund"), relating to an offer to purchase (the "Offer") 161,925 of the Fund's Class A Common Shares (the "Class A Shares") and originally filed with the Securities and Exchange Commission ("Commission" or "SEC") on December 10, 1997, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13e-4.

        The Offer terminated at 6:00 P.M. (Pacific Standard Time) on January 9, 1998 (the "Expiration Date"). Pursuant to the Offer, 58,218.872 shares were tendered, all of which were accepted by the fund for repurchase at a net asset value of $10.00 per share, for an aggregate purchase price of $582,188.72.

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SIERRA PRIME INCOME FUND

January 16, 1998                        /s/ Keith B. Pipes
                                        --------------------------------------
                                        Keith B. Pipes
                                        President and Chief Executive Officer